PROSPECTUS

                                     [LOGO]

                   600,000 WARRANTS TO PURCHASE COMMON STOCK
                        2,275,200 SHARES OF COMMON STOCK

     This prospectus relates to 600,000 warrants to purchase our common stock and 2,275,200 shares of our common stock which may be issued upon exercise of these warrants.

     Each warrant may be exercised to purchase 3.792 shares of our common stock at a price of $27.53 per share. We adjusted the number of shares for which each warrant may be exercised and the exercise price per share on account of our issuance of 3,000,000 shares of our common stock and $125,000,000 principal amount of our convertible subordinated notes on September 29, 1999.

     The holders of the warrants may offer to sell their warrants from time to time following the effective date of the registration statement. The selling warrant holders will receive all the proceeds from the sale of the warrants. We will receive the proceeds of any exercise of the warrants.

     The warrants will become exercisable on the earlier of May 18, 2000 and the effective date of a change of control in CD Radio. Unless exercised, the warrants will expire automatically on May 15, 2009.

     Our common stock is traded on the Nasdaq National Market under the symbol 'CDRD.' On October 14, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $28 7/16.

     INVESTING IN OUR WARRANTS AND COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                       Prospectus dated October 14, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Special Note Regarding Forward Looking Statements...........    2
Summary.....................................................    3
Risk Factors................................................    8
Use of Proceeds.............................................   19
Price Range of Common Stock.................................   19
Dividend Policy.............................................   19
Description of the Warrants.................................   20
Book Entry; Delivery and Form...............................   26
Certain U.S. Federal Income Tax Considerations..............   29
Recent Developments.........................................   31
Selling Warrant Holders.....................................   33
Plan of Distribution........................................   34
Legal Matters...............................................   35
Experts.....................................................   35
Where You Can Obtain Additional Available Information.......   35
Incorporation by Reference..................................   35

                            ------------------------
     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward looking statements made in this prospectus. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward looking. These statements are often, but not always, made through the use of words or phrases such as 'will likely result,' 'are expected to,' 'will continue,' 'is anticipated,' 'estimated,' 'intends,' 'plans,' 'projection' and 'outlook.' Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus, and particularly the risk factors described under 'Risk Factors' in this prospectus. Among the significant factors that have a direct bearing on our results of operations are:

           the potential risk of delay in implementing our business plan;

           increased costs of construction and launch of necessary satellites;

           risk of launch failure;

           unproven market and unproven applications of technology;

           our dependence on Space Systems/Loral, Inc. ('Loral') and Lucent Technologies, Inc.;

           unavailability of receivers and antennas; and

           our need for additional financing.

     These and other factors are discussed in 'Risk Factors' and elsewhere in this prospectus.

     Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward looking statements made by us or on our behalf, you should not place undue reliance on any of these forward looking statements. Further, any forward looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess with any precision the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read this entire prospectus carefully, including the 'Risk Factors' section, the financial statements and the documents incorporated by reference into this prospectus.

                               ABOUT OUR BUSINESS

     We are building a digital quality radio service that will broadcast up to 100 channels directly from satellites to vehicles. CD Radio will be broadcast throughout the continental United States, over a frequency band, the 'S-band,' that will augment traditional AM and FM radio bands. We hold one of only two licenses issued by the Federal Communications Commission (the 'FCC') to build, launch and operate a national satellite radio broadcast system. Under our FCC license, we have the exclusive use of a 12.5 megahertz ('MHz') portion of the S-band for this purpose. Our service, which will be primarily for motorists, will offer 50 channels of commercial-free, digital quality music programming and up to 50 channels of news, sports, talk and entertainment programming. We currently expect to commence CD Radio broadcasts at the end of the fourth quarter of 2000, at an anticipated subscription price of $9.95 per month.

     As an entertainment company, we intend to design and originate programming on each of our 50 commercial-free music channels. Each channel will be operated as a separate radio station with a distinct format. These formats will include a variety of classical, popular, rock, jazz, soul, contemporary, Latin, country, alternative and children's music. The actual formats will be determined before the launch of the service and may be varied from time to time to optimize customer satisfaction. Some of the music channels will offer continuous music while others will have program hosts, depending on the type of music programming.

     Programming on our non-music channels will be provided by third parties, and to date we have entered into programming agreements with content providers for 25 of these channels, including NPR, BBC, Bloomberg News Radio, C-SPAN and Sports Byline USA. A majority of our non-music channels will contain advertising, which will augment our subscription revenue. These channels will include news and talk shows and special interest programming directed to a diverse range of groups, including sports and outdoor enthusiasts, Hispanic listeners and truck drivers.

     On June 11, 1999, we entered into an agreement with FORD MOTOR COMPANY which anticipates Ford manufacturing, marketing and selling vehicles that include receivers capable of receiving CD Radio's broadcasts. We expect that the first such vehicles will be available at the end of fourth quarter of 2000. This exclusive agreement includes all seven Ford brands -- Ford, Lincoln, Mercury, Mazda, Jaguar, Aston Martin and Volvo. In connection with this agreement, we issued to Ford warrants that will enable Ford to purchase up to four million shares of our common stock. Ford may exercise its warrants based on the number of CD Radio receivers it installs in vehicles and may exercise all of its warrants once it has installed CD Radio receivers in four million vehicles.

     We have also established relationships with major industry suppliers to design and/or develop the most important elements of our system:

     SPACE SYSTEMS/LORAL, INC. is constructing and will launch and deliver our satellites in-orbit and checked-out. Loral is a leading full-service provider of commercial satellite systems and services. Loral has scheduled the launch of our satellites for January, March and May of 2000 on Proton launch vehicles.

     LUCENT TECHNOLOGIES, INC. has completed the design for the overall architecture of the CD Radio system and is developing and will manufacture a custom designed chip set for use in CD Radio receivers.

     DELCO ELECTRONICS CORPORATION is designing and developing and has agreed to manufacture three-band receivers (AM/FM/CD Radio) and satellite antennas for sale to major automotive manufacturers. Delco is the world's largest producer of audio systems for original automotive equipment manufacturers and is a leader in mobile communications technology. Delco has agreed to complete the design and development work and have three-band receivers and antennas available for sale to automobile manufacturers by March 2001.

     ALPINE ELECTRONICS INC. is designing and developing FM modulated receivers (which enable FM radios to receive CD Radio broadcasts) and three-band receivers for installation by automotive manufacturers and sale to consumers in the electronics aftermarket. Alpine, a leading manufacturer of high performance mobile electronics, has specialized in car audio products for over 30 years and has provided original high-end audio systems directly to many automotive manufacturers, including Ford, Honda, Acura and BMW.

     A subsidiary of Matsushita, the world's largest consumer electronics company and the maker of PANASONIC products, is designing and developing three-band receivers for installation by automotive manufacturers and for sale to consumers in the electronics aftermarket.

     RECOTON CORPORATION is designing and developing FM modulated receivers, radio cards (wireless adapters for cassette players) and hard-wired and wireless satellite antennas. Recoton, the owner of the Jensen, Advent, AR/Acoustic Research and InterAct brands, is the third largest producer of aftermarket car stereos sold in the United States and has one of the largest distribution systems for automotive consumer electronics, with over 30,000 points of presence.

                          THE CD RADIO DELIVERY SYSTEM

     The CD Radio delivery system will consist of three principal components:

     THE SATELLITES. To provide CD Radio, we have contracted with Loral to build four satellites, to arrange for launch service providers to launch three of these satellites and to deliver the three launched satellites, in-orbit, by June 30, 2000. We intend to hold the fourth satellite as a ground spare.

     Our satellites will incorporate a design which will act as a 'bent pipe,' relaying signals received from uplink transmittals directly to vehicles on the ground. Our satellites will not contain on-board processors. All of our processing operations will be on the ground where they will be accessible for maintenance and continuing technological upgrade without the need to launch replacement satellites.

     In May 1998, we announced our plan to change the orbital location of our satellites from geostationary orbits over the equator to inclined elliptical orbits. This modification will allow our satellites to maximize the time spent over the continental United States, which will permit us to fully utilize the bandwidth allocated to us by the FCC. This modification must be approved by the FCC, which we have requested.

     THE NATIONAL BROADCAST STUDIO. We will originate up to 100 channels of programming from our National Broadcast Studio in Rockefeller Center in New York City. The National Broadcast Studio will house our music library, facilities for programming origination, programming personnel and program hosts, and facilities to transmit programming to our orbiting satellites, to activate or deactivate service to subscribers and to perform the tracking, telemetry and control of our satellites.

     THE RECEIVERS. We expect consumers will receive CD Radio either by purchasing specially designed radio receivers for their existing vehicles or through a new generation of three-band radios which will come fully installed in new vehicles by automobile manufacturers.

     In the automotive aftermarket, we expect that CD Radio subscribers will have the choice of one of three different receiving devices for their cars -- an FM modulated receiver, a three-band receiver and a radio card.

      FM Modulated Receivers. The CD Radio FM modulated receiver will be usable in all vehicles that have an FM radio, which represent approximately 95% of all U.S. vehicles. Each FM modulated receiver will operate with a device that will be approximately the size of a 35mm camera and that will be mounted either in the vehicle's trunk, behind the dashboard, in the glove compartment or under a seat. We expect the retail price of this FM modulated receiver, with a hard-wired satellite antenna and professional installation, will be approximately $299.

      Three-Band Receivers. We expect that consumers who wish to replace their vehicle's sound system will be able to purchase receivers capable of receiving AM, FM and CD Radio broadcasts. We expect the retail price of these CD Radio-ready receivers, including the antenna and professional installation, will be approximately $150 more than similar receivers which are not capable of receiving CD Radio broadcasts.

      Radio Cards. CD Radio's wireless adapter, or radio card, will not require professional installation and will be usable by all vehicles in the United States equipped with a cassette player, which represent approximately 65% of all vehicles on the road. We expect the retail price of the radio card, including the wireless satellite antenna, will be approximately $199.

     All CD Radio receivers will have a visual display that will indicate the channel and format selected, as well as the title, recording artist and album title of the musical selection being played.

     Each of the elements of the CD Radio system -- satellites, terrestrial repeater network, National Broadcast Studio and CD Radio receivers -- is on schedule to permit us to begin operations at the end of the fourth quarter of 2000.

     We believe there will be significant consumer demand for CD Radio. Market research conducted for us by The Yankee Group, Inc. shows that radio listeners today are substantially dissatisfied with both AM and FM radio because of frequent commercial interruptions, lack of variety in programming and loss of signal strength. CD Radio's commercial-free music, wide variety of formats and nearly seamless national coverage have been designed to address these key disadvantages of existing commercial radio.

                                  RISK FACTORS

     Please refer to the section entitled 'Risk Factors' beginning on page 8 of this prospectus for a discussion of some of the risks you should consider before purchasing or exercising warrants for our common stock.

------------------------
     Our principal executive offices are located at 1221 Avenue of the Americas, New York, New York 10020. Our telephone number is (212) 584-5100. Our internet address is cdradio.com. The information on our website is not incorporated in this prospectus.

                                  THE OFFERING

SECURITIES OFFERED........................  600,000 warrants, each to purchase 3.792 shares of our common stock, and 2,275,200 shares of our common stock
                                            issuable upon the exercise of the warrants.
                                            We issued and sold these warrants in a private placement
                                            to a group of initial purchasers consisting of Merrill
                                            Lynch & Co., Lehman Brothers Inc., Bear, Stearns & Co.
                                            Inc., NationsBanc Montgomery Securities LLC and U.S.
                                            Bancorp Libra, a division of U.S. Bancorp Investments
                                            Inc., as part of units, each consisting of $1,000
                                            principal amount of our 14 1/2% senior secured notes due
                                            2009 and three warrants. Holders of the warrants will be
                                            entitled to acquire an aggregate of 2,275,200 shares of
                                            our common stock. The number of shares of our common
                                            stock to be issued under the warrants and the exercise
                                            price of the warrants will be adjusted, in some
                                            instances when we issue additional shares of common
                                            stock, options, warrants or convertible securities and
                                            in some other events. We adjusted the number of shares
                                            for which each warrant may be exercised and the exercise
                                            price per share on account of our issuance of 3,000,000
                                            shares of our common stock and $125,000,000 principal
                                            amount of our convertible subordinated notes on
                                            September 29, 1999. When first issued, each warrant
                                            could be exercised to purchase 3.65 shares of our common
                                            stock.
EXPIRATION DATE...........................  The warrants will expire on May 15, 2009.
EXERCISE..................................  You will not be able to exercise your warrants before the earliest to occur of:
                                            the effective date of a change of control in CD Radio
                                            (as described under the heading 'Description of the
                                             Warrants' in this prospectus), or
                                            May 18, 2000.
                                            You may exercise the warrants only if (1) the issuance
                                            of the common stock is covered by an effective
                                            registration statement under the Securities Act or (2)
                                            the exercise of the warrants is exempt from the
                                            registration requirements under the Securities Act, and
                                            the warrant shares are qualified for sale or exempt from
                                            qualification under state or local laws. We are not
                                            required in many instances to have a registration
                                            statement available.
EXERCISE PRICE............................  $27.53 per share. When first issued, the exercise price was $28.60 per share.
RIGHTS AS STOCKHOLDERS....................  Holders of unexercised warrants will not have any of the rights which our stockholders possess.
WARRANT AGENT.............................  United States Trust Company of New York.
REGISTRATION RIGHTS.......................  We are registering the warrants on a shelf registration statement as required under the warrant agreement
                                            between us and the warrant agent. Under the terms of the
                                            warrant agreement, we are required to maintain the
                                            effectiveness of a registration statement covering the
                                            warrants until the

                                            earliest of (1) May 18, 2001, (2) the time when all
                                            warrants have been sold under the shelf registration
                                            statement and (3) the time when the warrants can be sold
                                            by persons who are not our affiliates without
                                            restriction under the Securities Act.
                                            We are also registering the warrant shares on a shelf
                                            registration statement as required under the warrant
                                            agreement. Under the terms of the warrant agreement, we
                                            are required to maintain the effectiveness of a
                                            registration statement covering the issuance of the
                                            common stock underlying the warrants until the earlier
                                            of (1) the time when all warrants have been exercised
                                            and (2) May 15,
                                            2009.
                                            Holders of warrants and warrant shares also have the
                                            right to include their warrants and warrant shares in
                                            any registration statement we file under the Securities
                                            Act for our account or for any holders of our common
                                            equity securities, with some exceptions.
                                            Assuming we comply with our registration rights
                                            obligations with respect to a 'piggy-back' registration
                                            of warrants or warrant shares, all holders of the
                                            warrants and warrant shares will be required, at the
                                            request of the underwriters of a public offering of our
                                            common stock or securities convertible into our common
                                            stock, not to sell or dispose of any warrants and
                                            warrant shares for a period not to exceed 30 days prior
                                            to, and 90 days after, the completion of that offering.
USE OF PROCEEDS...........................  We will not receive any proceeds from the sale of the warrants, although we will receive the proceeds of any
                                            exercise of the warrants. Assuming all the warrants are
                                            exercised and the entire exercise price is paid in cash,
                                            the total proceeds to us of the issuance of the warrant
                                            shares will be $62,636,256.
NASDAQ NATIONAL MARKET SYMBOL.............  CDRD
DIVIDED POLICY............................  We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends
                                            in the foreseeable future.

                                  RISK FACTORS

     In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating us and our business and in deciding whether to invest in our securities.

OUR BUSINESS IS STILL IN THE DEVELOPMENT STAGE

     Historically, we have generated only losses. We are a development stage company. The service we propose to offer, CD Radio, is in a relatively early stage of development and we have never recognized any operating revenues or conducted any operations. Since our inception, we have concentrated on raising capital, obtaining required licenses, developing technology, strategic planning, market research and building our infrastructure. Our financial results from our inception on May 17, 1990 through June 30, 1999, are as follows:

      no revenues;

      net losses of approximately $95 million (including net losses of approximately $5 million during the year ended December 31, 1997 and $48 million during the year ended December 31, 1998); and

      net losses applicable to common stock of approximately $206 million, which includes a deemed dividend on our former 5% Delayed Convertible Preferred Stock (the '5% Preferred Stock') of $52 million. In November 1997, we exchanged 1,846,799 shares of our 10 1/2% Series C Convertible Preferred Stock for all of the issued and outstanding shares of 5% Preferred Stock.

     We do not expect any revenues before 2001, and still have a variety of hurdles to surmount before commencing operations. We have not started to broadcast CD Radio and do not expect to generate any revenues from operations until the first quarter of 2001 or to generate positive cash flow from operations until the third quarter of 2001, at the earliest. Our ability to generate revenues, generate positive cash flow and achieve profitability will depend upon a number of factors, including:

      raising additional financing;

      the timely receipt of all necessary regulatory authorizations;

      the successful and timely construction and deployment of our satellite system;

      the development and manufacture by one or more consumer electronics manufacturers of devices capable of receiving CD Radio; and

      the successful marketing and consumer acceptance of CD Radio.

We cannot assure you that we will accomplish any of the above, that CD Radio will ever commence operations, that we will attain any particular level of revenues, that we will generate positive cash flow or that we will achieve profitability.

WE NEED ADDITIONAL FINANCING TO BUILD AND LAUNCH OUR SERVICE

     We need more money to continue implementing our business plan. We require near-term funding to continue building our system. We believe we can fund our planned operations and the construction of our satellite and terrestrial system into the second quarter of 2000 from our working capital at October 14, 1999, which includes the proceeds from:

      our sale of 5,000,000 shares of common stock to Prime 66 Partners, L.P. for $100 million on November 2, 1998;

      our sale of shares of 9.2% Series A Junior Cumulative Convertible Preferred Stock to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P., which we refer to as the 'Apollo Investors,' for $135 million on December 23, 1998;

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



      our sale of 200,000 units, each unit consisting of $1,000 principal amount of 14 1/2% senior secured notes due 2009 and three warrants, each to purchase 3.792 shares of our common stock, for $200 million on May 18, 1999;

      our sale of 3,450,000 shares of common stock in a public offering on September 29, 1999 and October 6, 1999;

      our sale of $143.75 million aggregate principal amount of our 8 3/4% convertible subordinated notes due 2009 in a public offering on September 29, 1999 and October 6, 1999; and

      our sale of shares of 9.2% Series B Junior Cumulative Convertible Preferred Stock to the Apollo Investors for $65 million on October 13, 1999.

     We refer to our 9.2% Series A Junior Cumulative Convertible Preferred Stock and our 9.2% Series B Junior Cumulative Convertible Preferred Stock together as the 'Junior Preferred Stock.'

     Although we believe that we have raised sufficient funds to complete the construction of our proposed system, we currently do not have sufficient financing commitments to completely fund our first full year of operations. We expect to satisfy the remainder of our funding requirements through additional bank borrowings, the issuance of debt or equity securities or a combination of these sources. We cannot assure you that we will obtain additional financing on favorable terms or that we will do so on a timely basis.

     We estimate that we will need the following amounts for the following purposes:

  to develop and commence operation of CD Radio by the        $1,170 million
  end of the fourth quarter of 2000

  to fund operations through the first full year of           $  150 million
  operations ending with the fourth quarter of 2001

  Total through the first year of operations                  $1,320 million

     We have or expect that we may have use of the following funds to develop and operate CD Radio:

  net funds raised through October 14, 1999 (including        $1,110 million
  those borrowed under a term loan facility which must be
  refinanced or repaid in an aggregate principal amount of
  $115 million by the earlier of February 29, 2000 and ten
  days prior to the launch of our second satellite)

  funds which Bank of America may, but is not required to,    $  106 million
  arrange for us ($225 million less $115 million to repay
  our existing bank credit facility, net of estimated fees
  and expenses)

  Total funds we have raised and additional funds we expect   $1,216 million
  to be able to access

     After we give effect to the funds we have and the additional funds we have identified, we estimate that we will need an additional $104 million to fund our business through the first full year of operations. If Bank of America is unable to arrange a new credit facility, we will need to raise $115 million to refinance our existing credit facility in the first quarter of 2000 and an additional $106 million to fund our operations through the end of the fourth quarter of 2000. The availability of this new credit facility, which we expect to draw on to repay amounts outstanding at maturity under our existing bank credit facility, will be influenced by a variety of factors, some of which, including the market for syndicated bank loans generally, are outside of our control. We will require more money than estimated if there are delays, cost overruns, launch failures or other adverse developments.

WE FACE MANY FINANCING CHALLENGES AND CONSTRAINTS

     We face many challenges and constraints in financing our development and operations, including those listed below.

     Our debt instruments limit our ability to incur indebtedness. The indentures governing our 15% senior secured discount notes due 2007 and our 14 1/2% senior secured notes due 2009 limit our ability to incur additional indebtedness. In addition, we expect any future senior indebtedness will contain similar limits on our ability to incur additional indebtedness.

     We will have to satisfy a variety of conditions before we can obtain any syndicated bank borrowings. We entered into a credit agreement with Bank of America and other lenders in July 1998 under which Bank of America and the other lenders agreed to provide us a term loan facility of up to $115 million maturing on the earlier of February 29, 2000 and ten days prior to the launch of our second satellite. Bank of America has also agreed to attempt to arrange a syndicate of lenders to provide us with a term loan facility of $225 million. To borrow the funds under this term loan facility, we must first satisfy specified conditions and negotiate, execute and deliver definitive loan documents. The availability of this new credit facility will be influenced by a variety of factors, some of which, including the market for syndicated bank loans generally, are outside of our control. We intend to use a portion of the proceeds from this term loan facility to repay amounts outstanding at maturity under our existing term loan facility and for other general corporate purposes. The term loan facility would provide us with approximately $106 million of net additional funds after repayment of the existing term loan facility and the payment of fees and expenses.

     We have substantial near-term requirements for additional funds. We require substantial funds to construct and launch the satellites that will be part of our broadcast system. We are committed to make aggregate payments of approximately $736 million under our Amended and Restated Contract with Loral (the 'Loral Satellite Contract'), which includes $15 million of long-lead time elements for a fifth satellite and $3 million for integration analysis of the viability of using the Sea Launch platform as an alternative launch vehicle for our satellites. We started paying for the construction of the satellites in April 1997 and we must pay further installments through December 2003. Loral has agreed to defer a total of $50 million of the payments under the Loral Satellite Contract originally scheduled for payment in 1999. Interest on the deferred amounts accrues at 10% per annum until December 2001, at which time interest becomes payable quarterly in cash. We must pay the amounts deferred in installments beginning in June 2002.

     If we fail to secure the financing required to pay Loral on a timely basis, we risk:

      delays in launching our satellites and starting broadcasting operations;

      increases in the cost of building or launching our satellites or other activities necessary to put CD Radio into operation;

      a default on our commitments to Loral, our creditors or others;

      our inability to commence CD Radio service; and

      the forced discontinuance of our operations or the sale of our business.

     A delay in introducing our service could hinder our ability to raise additional financing. Any delay in implementing our business plan would hurt our ability to obtain the financing we need by adversely affecting our expected results of operations and increasing our cost of capital. Our ability to begin offering our CD Radio service at the end of the fourth quarter of 2000 depends on Loral delivering completed satellites before the launch dates and providing or obtaining launch services on a timely basis. A significant delay in the development, construction, launch or commencement of operation of our satellites would adversely affect our results of operations in a material way.

     Other delays in implementing our business plan could also materially adversely affect our results of operations. Several factors could delay us, including the following:

      obtaining additional authorizations from the FCC;

      coordinating the use of S-band radio frequency spectrum with Mexico;

      delays in or modifications to the design, development, technical specifications, construction or testing of our satellites, receivers or other aspects of our system;

      delay in commercial availability of devices capable of receiving
      CD Radio;

      failure of our vendors to perform as anticipated; and

      a delayed or unsuccessful satellite launch or deployment.

We have previously incurred some delays in implementing our business plan. During any period of delay, we would continue to need significant amounts of cash to fund capital expenditures, administrative and overhead costs, contractual obligations and debt service. Accordingly, any delay could materially increase the aggregate amount of funds we need to commence operations. Additional financing may not be available on favorable terms or at all during periods of delay.

WE ARE DEPENDENT UPON LORAL TO BUILD AND LAUNCH OUR SATELLITES

     Our business depends upon Loral successfully constructing and launching the satellites to transmit CD Radio. We are relying upon Loral to construct and to deliver these satellites in orbit on a timely basis. We cannot assure you that Loral will deliver the satellites or provide these launch services on a timely basis, if at all. If Loral fails to deliver functioning satellites in a timely manner, our business could be materially adversely affected. Although our agreement with Loral requires Loral to pay us penalties for late delivery, based on the length of the delay, these remedies may not adequately mitigate the damage any launch delays cause to our business. In addition, if Loral fails to deliver the designated launch services due to causes beyond its control, Loral will not be liable for the delay or the damages caused by the delay. While the satellites are under construction, Loral is at risk should anything happen to the satellites. In addition, Loral is responsible for making sure the satellites meet specific performance specifications at the time of launch (in the case of our first three satellites) or at the time of delivery to our ground storage location (in the case of our fourth satellite). However, if any satellite is destroyed during or after launch or if the fourth satellite is damaged or destroyed while in storage, Loral will not be responsible to us for the cost of replacing it.

     We depend on Loral to obtain access to available slots on launch vehicles and to contract with third-party launch service providers for the launch of our satellites. A launch service provider may postpone one or more of our launches for a variety of reasons, including:

      technical problems;

      a launch of a scientific satellite whose mission may be degraded by delay;

      the need to conduct a replacement launch for another customer; or

      a launch of another customer's satellite whose launch was postponed.

Generally, Loral is not liable to us for a satellite or launch failure. However, if the first Proton launch vehicle used to launch our satellites fails, Loral will provide us with a free replacement launch. The timing of this replacement launch cannot be predicted, but in any event would not be before delivery of the fourth satellite.

     We also depend on Loral to ensure that the software to test the satellites before launch, to run the satellites and to track and control the satellites, will be capable of handling the potential problems that may arise beginning on January 1, 2000. These potential problems are known as 'The Year 2000 Issue.' The Year 2000 Issue is the result of computer programs being written using two digits (rather than four) to define a year, which could result in miscalculations or system failures resulting from recognition of a date occurring after December 31, 1999 as falling in the year 1900 (or another year in the 1900s) rather than the year 2000 or thereafter. While currently the above mentioned systems are not fully prepared to handle The Year 2000 Issue, Loral is aware of this condition and has assured us that all Loral systems will be year 2000 compliant before the critical date of January 1, 2000.

WE ARE DEPENDENT ON LUCENT TO DESIGN AND DEVELOP CHIP SETS

     Our business depends upon Lucent successfully designing, developing and manufacturing commercial quantities of integrated circuits (or chip sets), which will be used in consumer electronic devices capable of receiving CD Radio's broadcasts. If Lucent fails to deliver commercial quantities of the chip sets in a timely manner, the costs of the chip set development work increases significantly or the price of the chip set is not low enough to support the introduction of consumer devices capable of receiving CD Radio, our business will be materially adversely affected. We have agreed to pay Lucent the cost of the development work related to the chip sets, currently estimated to be approximately $27 million.

     We cannot assure you that:

      Lucent will be able to deliver significant quantities of chip sets in order for us to commence operations at the end of the fourth quarter of 2000;

      the cost to us of the chip set development work will not exceed $27 million; or

      Lucent will be able to establish a price for the chip sets which will be low enough to encourage and support the widespread introduction of consumer devices capable of receiving CD Radio.

WE ARE NOT SURE THERE WILL BE A MARKET FOR CD RADIO

     Currently no one offers a commercial satellite radio service such as CD Radio in the United States. As a result, our proposed market is new and untested and we cannot reliably estimate the potential demand for this service or the degree to which our proposed service will meet that demand. We cannot assure you that there will be sufficient demand for CD Radio to enable us to achieve significant revenues or cash flow or profitable operations. CD Radio will achieve or fail to gain market acceptance depending upon factors beyond our control, including:

      the willingness of consumers to pay subscription fees to obtain satellite radio broadcasts;

      the cost, availability and consumer acceptance of devices capable of receiving CD Radio;

      our marketing and pricing strategies and those of our competitor;

      the development of alternative technologies or services; and

      general economic conditions.

OUR PLANNED SYSTEM RELIES ON UNPROVEN APPLICATIONS OF TECHNOLOGY

     Our satellite system applies technology in new and unproven ways. CD Radio is designed to be broadcast from three satellites orbiting the Earth. Two of the three satellites will transmit the same signal at any given time to receivers that will receive signals through antennas. This design applies technology in new and unproven ways. Accordingly, we cannot assure you that the CD Radio system will work as planned.

     Some obstructions will adversely affect CD Radio reception. High concentrations of tall buildings, other obstructions, such as those found in large urban areas, and tunnels will block the signals from both transmitting satellites. We plan to install terrestrial repeating transmitters to rebroadcast CD Radio in some urban areas to mitigate this problem. However, some areas with impediments to satellite line-of-sight may still experience 'dead zones.' We cannot assure you that the CD Radio system will operate as planned with the technology we have developed.

     Our system has never been tested with orbiting satellites. We cannot assure you that the CD Radio system will function as intended until we test it with orbiting satellites and antennas and receivers suitable for commercial production. We have never done this kind of test because there are no commercial satellites in orbit capable of transmitting radio signals on S-band frequencies to the United States. In support of our application for our FCC license, we conducted a terrestrial simulation of our proposed radio service from November 1993 through November 1994. For the demonstration, we transmitted S-band signals to a prototype receiver and satellite dish antenna installed in a car to simulate specific transmission characteristics of our planned system. As part of the demonstration, the prototype receiver received 30 channels of compact disc quality music while the car was driven throughout the range. We have also successfully tested our system in San Francisco, where our terrestrial repeater network has been completed.

SATELLITE LAUNCHES HAVE SIGNIFICANT RISKS

     We cannot assure you that the launches of our satellites will be successful. Satellite launches have significant risks, including launch failure, damage or destruction of the satellite during launch and failure to achieve a proper orbit or operate as planned. The Loral Satellite Contract does not protect us against the risks inherent in satellite launches or in-orbit operations. Our three satellites are scheduled to be launched on Proton launch vehicles, which are built by Russian entities. The Proton family of launch vehicles has a launch success rate of 92% based on its last 50 launches. Past experience, however, is not necessarily indicative of future performance.

     On July 5, 1999, the second stage of a Proton rocket launched from the Baikonur Cosmodrome in Kazakhstan malfunctioned during flight. As a result of this failure, Proton rocket launches were suspended and the Russian government appointed an official investigatory commission. In late July 1999, the commission announced that the failure was caused by a fire which started in one of the launch vehicle's engines. Proton launches were successfully resumed in September 1999. We cannot assure you that these developments will not delay one or more of our anticipated satellite launches.

     As part of our risk management program, we contracted with Loral for the construction of a fourth satellite that we will use as a ground spare and for some of the long-lead time parts for a fifth satellite. We also plan to obtain insurance covering a replacement launch to the extent required to cover risks Loral does not assume.

SATELLITES HAVE A LIMITED LIFE AND MAY FAIL IN ORBIT

     We expect that our satellites will last approximately 15 years, and that after this period their performance in delivering CD Radio will deteriorate. We cannot assure you, however, of the useful life of any particular satellite. Our operating results would be adversely affected if the useful life of our initial satellites is significantly shorter than 15 years.

     The useful lives of our satellites will vary and will depend on a number of factors, including:

      quality of construction;

      amount of fuel on board;

      durability of component parts;

      expected gradual environmental degradation of solar panels;

      random failure of satellite components, which could result in damage to or loss of a satellite; and

      in rare cases, damage or destruction by electrostatic storms or collisions with other objects in space.

If one of our satellites fails on launch or in orbit and if we are required to launch our spare satellite, our operational timetable will be delayed for up to six months. If two or more of our satellites fail on launch or in orbit, our operational timetable could be delayed by at least 16 months.

INSURANCE MAY NOT COVER ALL RISKS OF LAUNCHING AND OPERATING SATELLITES

     There are many potential risks to insure. Our agreement with Loral does not protect us against launch vehicle failure, failure of a satellite to deploy correctly or failure of a satellite to operate as planned. Accordingly, we must purchase insurance to protect adequately against these risks. We cannot assure you that we will be able to purchase launch insurance or in-orbit insurance. In addition, the insurance premiums we pay may increase substantially upon any adverse change in insurance market conditions.

     Many risks we face may not be covered by insurance. Our insurance may not cover all of our losses, and may not fully reimburse us for the following:

      expenditures for a satellite which fails to perform to specifications after launch;

      damages from business interruption, loss of business and any expenditures arising from satellite failures or launch delays; and

      losses for which there are deductibles, exclusions and conditions.

OUR TECHNOLOGY MAY BECOME OBSOLETE

     We will depend on technologies being developed by third parties to implement key aspects of our system. These technologies may become obsolete. We may be unable to obtain more advanced technologies on a timely basis or on reasonable terms, or our competitors may obtain more advanced technologies and we may not have access to these technologies.

RECEIVERS AND ANTENNAS ARE NOT YET AVAILABLE

     To receive the CD Radio service, a subscriber will need to purchase a device capable of receiving our broadcasts as well as an appropriate antenna. Although we have entered into an agreement with Lucent to develop and manufacture chip sets that represent the essential element of CD Radio receivers, we cannot assure you that Lucent will succeed in this development effort. We have also entered into agreements with Delco, Recoton, Alpine and Matsushita to design and develop devices capable of receiving CD Radio broadcasts and antennas for use with these devices. We cannot assure you that Delco, Recoton, Alpine or Matsushita will succeed in their development efforts.

     No one currently manufactures devices capable of receiving CD Radio broadcasts and suitable antennas, and none of Delco, Recoton, Alpine and Matsushita has agreed to manufacture commercial quantities of these devices. We do not intend to manufacture or distribute CD Radio receivers and antennas ourselves. We have discussed the manufacture of CD Radio receivers and antennas for retail sale in the United States with several manufacturers, including Delco, Visteon, Recoton, Alpine and Matsushita. These discussions may not result in a binding commitment on the part of any manufacturer to produce, market and sell devices capable of receiving CD Radio broadcasts and suitable antennas in a timely manner and at a price that would permit the widespread introduction of CD Radio in accordance with our business plan. In addition, any manufacturers of devices capable of receiving CD Radio broadcasts and antennas may not produce them in sufficient quantities to meet anticipated consumer demand. Our business would be materially adversely affected if we cannot arrange for the timely development of these products for commercial sale at an affordable price and with sufficient retail distribution.

     Our FCC license requires that we design a receiver that is interoperable with the national satellite radio system being developed by the other existing licensee, XM Satellite Radio Inc. Although we have made progress towards designing a receiver that is interoperable with the system XM is constructing, we cannot predict whether we will be able to satisfy this interoperability requirement because of the various technological challenges involved. Complying with this interoperability requirement also could make the devices capable of receiving CD Radio broadcasts and the related antenna more difficult and costly to manufacture. Accordingly, this interoperability requirement could delay the commercial introduction of these products or require that they be sold at higher prices.

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST CONVENTIONAL RADIO STATIONS, THE OTHER HOLDER OF AN FCC LICENSE TO PROVIDE THIS SERVICE OR OTHER POTENTIAL PROVIDERS OF THIS SERVICE

     We will be competing with established conventional (over the air) radio stations, which, unlike CD Radio:

      do not charge subscription fees;

      do not require users to purchase a separate receiver and antenna;

      often offer local information programming such as local news and traffic reports; and

      in the case of some FM stations, may begin to broadcast digital, compact disc quality signals before we start operations.

     In addition to direct competition from XM, we face the possibility of additional satellite broadcast radio competition:

      if the FCC grants additional licenses for satellite-delivered radio services;

      if holders of licenses for other portions of the electromagnetic spectrum (currently licensed for other uses) obtain changes to their licenses; or

      if holders of licenses without FCC restrictions for other portions of the spectrum devise a method of broadcasting satellite radio.

     Finally, one or more competitors may design a satellite radio broadcast system that is superior to our system. The competitive factors listed above could materially adversely affect our results of operations. In addition, any delays in introducing our service also could place us at a competitive disadvantage relative to any competitor that begins operations before us.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE RAPID GROWTH

     We expect to experience significant and rapid growth in the scope and complexity of our business as we proceed with the development of our satellite radio system. As of the date of this prospectus, we do not currently employ sufficient staff to program our broadcast service, manage operations, control the operation of our satellites or handle sales and marketing efforts. Although we have hired experienced executives in these areas, we must hire many additional employees before we begin commercial operations of our service. This growth is likely to place a substantial strain on our management and operational resources. Our results of operations could be materially adversely affected if we fail to do any of the following:

      develop and implement effective management systems;

      hire and train sufficient personnel to perform all of the functions necessary to effectively provide our service;

      manage our subscriber base and business; or

      manage our growth effectively.

WE ARE SUBJECT TO CONTINUING AND DETAILED REGULATION BY THE FCC

     Our FCC license is being challenged. On October 10, 1997, the FCC's International Bureau granted us an FCC license after we submitted a winning bid in an FCC auction. One of the low-bidders in the FCC auction applied to have the full FCC review the grant of our FCC license. The application requests that the FCC adopt restrictions on foreign ownership and overrule the granting of our FCC license on the basis of our ownership. If the FCC denies this application, the complaining party may appeal to the U.S. Court of Appeals. Because less than 25% of our voting stock is owned by non-U.S. persons, we believe the FCC will uphold the grant of our FCC license. We cannot predict the ultimate outcome of any proceedings relating to this application or any other proceedings that interested parties may file. Since December 29, 1997, there have been no developments in this matter.

     We need a modification to our FCC license before we can begin operation. In May 1998, we decided to increase the number of satellites in our system from two to three and to change the orbit of those satellites. To implement these changes, the FCC must approve changes to our FCC license. If the FCC were to deny our application to modify our license, we would be required to redesign our proposed system and modify our satellites, at a significant cost, and our commercial operations would be delayed. On December 11, 1998, we filed an application with the FCC for these changes. Although we believe that the FCC will approve our application for this necessary change, we cannot assure you that this will occur. XM and WCS Radio, Inc. have filed comments objecting to this modification of our FCC license. The FCC staff has requested additional materials from us, and we are in the process of complying with the staff's request. We cannot predict the time it will take the FCC to act on our application or any of these objections, or whether additional submissions or waiver requests will be necessary, and we cannot be sure that the modification we have requested will be granted.

     We will need to renew our FCC license after eight years. The term of our FCC license with respect to each satellite is eight years, beginning on the date it is declared operational after it is inserted into orbit. When the term of our FCC license for each satellite expires, we must apply for a renewal of the relevant license. If the FCC does not renew our FCC license, we would be forced to cease broadcasting CD Radio. We cannot assure you that we will obtain these renewals.

     We need FCC approval to operate our terrestrial repeating transmitters. Although we plan to install terrestrial repeating transmitters to rebroadcast
CD Radio in some urban areas, the FCC has not yet established rules governing the application procedure for obtaining authorizations to construct and operate terrestrial repeating transmitters on a commercial basis. The FCC initiated a rulemaking on the subject in March 1997 and received several comments urging the FCC to consider placing restrictions on the ability to deploy terrestrial repeating transmitters. We cannot predict the outcome of this process.

     The United States needs to complete frequency coordination with Mexico. To use our assigned spectrum, the United States government must complete a process of frequency coordination with Mexico. We cannot assure you that the United States government will be able to coordinate use of this spectrum with Mexico or do so in a timely manner. The United States and Canadian governments were required to complete a similar process and have done so.

     New devices may interfere with CD Radio broadcasts. The FCC has proposed regulations to allow a new type of lighting device that may generate radio energy in the part of the spectrum we intend to use. We believe the current proposed regulations for these devices do not contain adequate safeguards to prevent interference with services such as CD Radio. If the FCC fails to adopt adequate technical standards specifically applicable to these devices and if the use of these devices becomes commonplace, we could experience difficulties enforcing our rights. If the FCC fails to adopt adequate standards, the new devices could materially adversely affect reception of our broadcasts. Although we believe that the FCC will set adequate standards to prevent harmful interference, we cannot assure you that it will do so.

     We may be adversely affected by changing regulations. To provide CD Radio, we must retain our FCC license and obtain or retain other requisite approvals. Our ability to do so could be affected by changes in laws, FCC regulations, international agreements governing communications policy generally or international agreements relating specifically to CD Radio. In addition, the manner in which CD Radio would be offered or regulated could be affected by these changes.

     We may be adversely affected by foreign ownership restrictions. The Communications Act of 1934 restricts ownership in some broadcasters by foreigners. If these foreign ownership restrictions were applied to us, we would need further authorization from the FCC if our foreign ownership were to exceed 25%. The order granting our FCC license determined that, as a private carrier, those restrictions do not apply to us. However, the order granting our FCC license stated that our foreign ownership status under the Communications Act could be raised in a future proceeding. The pending appeal of the grant of our FCC license may bring the question of foreign ownership restrictions before the full FCC.

     We could be required to comply with public service regulations. The FCC has indicated that it may impose public service obligations on satellite radio broadcasters in the future, which could add to our costs or reduce our revenues. For example, the FCC could require broadcasters to set aside channels for educational programming. We cannot predict whether the FCC will impose public service obligations or the impact that any of these obligations would have on our results of operations.

CONSUMERS MAY STEAL OUR SERVICE

     Consumers may steal the CD Radio signal. Although we plan to use encryption technology to mitigate signal piracy, we do not believe that this technology is infallible. Accordingly, we cannot assure you that we can eliminate theft of the CD Radio signal. Widespread signal theft could reduce the number of motorists willing to pay us subscription fees and materially adversely affect our results of operations.

OUR PATENTS MAY NOT BE SUFFICIENT TO PREVENT OTHERS FROM COPYING ELEMENTS OF OUR SYSTEM

     Although our U.S. patents cover various features of satellite radio technology, our patents may not cover all aspects of our system. Others may duplicate aspects of our system which are not covered by our patents without liability to us. In addition, competitors may challenge, invalidate or circumvent our patents. We may be forced to enforce our patents or determine the scope and validity of other parties' proprietary rights through litigation. In this event, we may incur substantial costs and we cannot assure you of success in this litigation. In addition, others may block us from operating our system if our system infringes their patents, their pending patent applications which mature into patents or their inventions developed earlier which mature into patents. Should we desire to license our technology, we cannot assure you that we can do so. Assuming we pay all necessary fees on time, the earliest expiration date on any of our patents is April 10, 2012.

WE MAY NOT BE ABLE TO SATISFY A CHANGE OF CONTROL OFFER

     The indentures governing our senior secured notes, our senior secured discount notes and our convertible subordinated notes and the certificates of designations for our Series C Preferred Stock, 9.2% Series A Junior Cumulative Convertible Preferred Stock and 9.2% Series B Junior Cumulative Convertible Preferred Stock contain provisions that apply to a change of control of our company. Additionally, our future securities may contain similar provisions. If someone triggers a change of control as defined in those instruments or in our future instruments, we must offer to purchase those securities. If we have to make such an offer, we cannot be sure that we will have enough funds to pay for all the securities that holders could tender. If we fail to pay for our senior secured notes, our senior secured discount notes and our convertible subordinated notes in a change of control offer, we will be in default under the indentures for the affected notes and the holders of these notes and their trustees may demand that we prepay all amounts outstanding under these notes. If we fail to pay for the Series C Preferred Stock in a change of control offer, the holders of a majority of this class of stock will be able to elect directors constituting at least 25% of our board of directors, up to a maximum of two directors. If we fail to pay for the 9.2% Series A Junior Cumulative Convertible Preferred Stock and the 9.2% Series B Junior Cumulative Convertible Preferred Stock in a change of control offer because of our obligations to other holders of our debt securities or preferred stock, we must use our best efforts to satisfy these obligations or to obtain permission to repurchase these classes of preferred stock. Any of our future securities may have similar provisions.

EXISTING STOCKHOLDERS MAY CONTROL US AND THEIR INTERESTS MAY CONFLICT WITH YOURS

     As of October 14, 1999, our executive officers and directors beneficially owned or could vote approximately 22.3% of our outstanding common stock. In addition, as of that date, our executive officers and directors together with Prime 66 and the Apollo Investors beneficially owned or could vote approximately 51.3% of our outstanding common stock (assuming conversion of the Junior Preferred Stock). As a result of this concentration of ownership, these stockholders, if they choose to act in concert, may control or exert considerable influence over our management and policies. Similarly, some or all of these stockholders could delay, defer or prevent a change of control.

WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR COMMON STOCK

     We have never paid any dividends on our common stock, and we do not currently anticipate paying any dividends on this stock. In addition, many of our agreements limit our ability to pay dividends.

OUR STOCK PRICE HAS BEEN VOLATILE

     The trading price of our common stock has been volatile, and it may continue to be so. This trading price could fluctuate widely in response to announcements of business and technical developments by us or our competitors, our success in accomplishing our business plan and other events or factors, including expectations by investors and securities analysts and our prospects. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of development stage companies, at times for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the price of our common stock.

OUR RIGHTS PLAN AND ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS COULD PREVENT AN ACQUISITION OF OUR COMPANY

     Our stockholders rights plan, the anti-takeover provisions in our charter documents and any issuance of our preferred stock could be deemed to have anti-takeover effects and may delay, deter or prevent an acquisition of our company that a stockholder might consider to be in his or her best interest. Our board of directors has the authority to issue shares of preferred stock in one or more series and to determine the price, rights, preferences and privileges of those shares without any further vote or action by stockholders. We have adopted a stockholders rights plan and in connection with the stockholders rights plan, our board of directors designated 300,000 shares of preferred stock as Series B Preferred Stock. Any issuance of our preferred stock, including preferred stock with voting and conversion rights, as well as our Series C Preferred Stock, our 9.2% Series A Junior Cumulative Convertible Preferred Stock and our 9.2%
Series B Junior Cumulative Convertible Preferred Stock, which are convertible into shares of common stock, may adversely affect the voting power of the holders of common stock.

     We also may become subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. These provisions could delay or prevent a change of our control or adversely affect the market price of our common stock. Furthermore, the severance provisions of employment agreements with some members of our management provide for payments that could discourage an attempted change in our control.

DILUTION UPON CONVERSION OF PREFERRED STOCK AND CONVERTIBLE DEBT

     Our common equity holders and warrant holders may be diluted by the following actions:

      if the holders of our Series C Preferred Stock convert their shares into common stock, which may be done at any time;

      if the holders of our convertible subordinated notes convert their notes into common stock, which may be done at any time;

      if we issue additional convertible debt securities (which we may do at any time unless prior approval of our stockholders is required under Delaware law, the rules of the Nasdaq National Market or the rules of any other stock exchange on which our securities may be listed or the issuance is limited by the instruments governing our debt securities) and the holders thereof convert their debt securities into common stock;

      if the Apollo Investors convert their Junior Preferred Stock into common stock, which may be done at any time;

      if we issue additional equity securities, which we may do at any time unless prior approval of our stockholders is required under Delaware law, the rules of the Nasdaq National Market or the rules of any other stock exchange on which our equity securities may be listed; or

      if Ford exercises its warrants to purchase up to four million shares of our common stock, which Ford may do only if it satisfies requirements relating to the manufacture of vehicles capable of receiving CD Radio.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the warrants, although we will receive the proceeds of any exercise of the warrants. Assuming all the warrants are exercised and the entire exercise price is paid in cash, the total proceeds of the issuance of the warrant shares will be $62,636,256; the selling holders of the warrants will receive all the proceeds from the sale of the warrants.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market since October 24, 1997 and before that date was traded on the Nasdaq Small Cap Market, in each case under the symbol 'CDRD.' The following table sets forth the high and low sales prices for our common stock, as reported by the Nasdaq National Market, for the periods indicated below since October 24, 1997, and the high and low bid prices for our common stock, as reported by the National Association of Securities Dealers Automated Quotation System for the periods indicated below prior to that date. The latter prices reflect interdealer quotations without retail markups, markdowns, fees or commissions and do not necessarily reflect actual transactions.

1997:
     First Quarter..........................................  $ 8       $ 3 9/16
     Second Quarter.........................................  20 1/4    10 3/4
     Third Quarter..........................................  20        14
     Fourth Quarter.........................................  24 5/8    16 5/8
1998:
     First Quarter..........................................  24 1/4    11 1/2
     Second Quarter.........................................  44        21 3/4
     Third Quarter..........................................  38 7/16   14 3/4
     Fourth Quarter.........................................  39 7/8    14 1/4
1999:
     First Quarter..........................................  38 5/8    20 1/2
     Second Quarter.........................................  32        19 1/2
     Third Quarter..........................................  38 1/2    23 1/4
     Fourth Quarter (through October 14, 1999)..............  29 7/8    24 13/16

     On October 14, 1999 the last reported sale price of our common stock on the Nasdaq National Market was $28 7/16 per share. On October 6, there were approximately 230 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never paid cash dividends on our capital stock. We currently intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. The indentures governing our senior secured notes, our senior secured discount notes and our convertible subordinated notes and our bank credit agreement contain provisions that limit our ability to pay dividends on our preferred stock and our common stock. The certificates of designation for our preferred stock contain provisions that also limit our ability to pay dividends on our common stock.

                          DESCRIPTION OF THE WARRANTS

GENERAL

     We issued the warrants under a warrant agreement dated as of May 15, 1999, between us, as issuer, and United States Trust Company of New York, as warrant agent.

     The following summary of the principal provisions of the warrant agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the warrants and the warrant agreement, including the definitions of terms contained in the agreement.

     Copies of the warrant agreement are available upon request from us or the warrant agent. For definitions of specific capitalized terms used in this summary, see ' -- Certain Definitions' below.

     One warrant will entitle its registered holder, from and after the Exercisability Date and before 5:00 P.M., New York City time, on May 15, 2009 (the 'Warrant Expiration Date'), to purchase from us 3.792 shares of our common stock at an exercise price (the 'Exercise Price') of $27.53 per share of common stock issuable upon exercise of the warrants (the 'warrant shares'). Both the Exercise Price and the number of securities issuable upon exercise of the warrants are subject to adjustments as provided in the warrant agreement. We adjusted the number of shares for which each warrant may be exercised and the exercise price per share on account of our issuance of 3,000,000 shares of our common stock and $125,000,000 principal amount of our convertible subordinated notes on September 29, 1999. When first issued, each warrant could be exercised to purchase 3.65 shares of our common stock at an exercise price of $28.60 per share.

     Holders may exercise warrants on any business day on or after the Exercisability Date and on or prior to the Warrant Expiration Date. Any warrant not exercised before the close of business on the Warrant Expiration Date will become void, and all rights of the holder under the warrant certificate evidencing the warrant and under the warrant agreement will cease.

EXERCISE

     Holders may exercise warrants by:

      surrendering the warrant certificate evidencing their warrants after duly completing and executing the form of election to purchase shares of common stock shown on the reverse side of the warrant certificate; and

      paying the exercise price for the warrants in full at the office or agency designated for that purpose, which initially is the corporate trust office or agency of the warrant agent in New York, New York.

     A holder may exercise a warrant only in whole. The Exercise Price may be paid in full, at the option of the holder either:

      in cash or by certified or official bank check;

      by a Cashless Exercise (as defined below); or

      by any combination of the above.

To effect a Cashless Exercise, the holder is entitled to exercise a warrant or warrants without payment of the Exercise Price in cash by surrendering (which surrender will be evidenced by cancellation of the number of warrants represented by any warrant certificate presented in connection with a Cashless Exercise) the warrant or warrants (represented by one or more warrant certificates), and, in exchange for them, receiving the number of shares of common stock obtained by multiplying:

          (1) the number of shares of Common Stock for which the warrant or warrants are exercisable with payment in cash of the Exercise Price as of the date of exercise, and

          (2) the Cashless Exercise Ratio (as defined below).

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




For this purpose, the 'Cashless Exercise Ratio' is a fraction, the numerator of which is the excess of the Current Market Value per share of common stock on the date of exercise over the exercise price per share as of the date of exercise and the denominator of which is the Current Market Value per share of common stock on the date of exercise. The warrant agreement describes how we will calculate the 'Current Market Value per share of common stock.'

     If a holder surrenders a warrant certificate representing more than one warrant in connection with the holder's option to elect a Cashless Exercise, the number of shares of common stock deliverable upon a Cashless Exercise will be equal to the Cashless Exercise Ratio multiplied by the product of (1) the number of warrants that the holder specifies is to be exercised as part of the Cashless Exercise and (2) the number of shares of common stock for which each warrant is exercisable (without giving effect to the Cashless Exercise).

     All provisions of the warrant agreement will be applicable with respect to the surrender of a warrant certificate as part of a Cashless Exercise in connection with the exercise of less than the full number of warrants represented by the certificate. We will make no payment or adjustment on account of any dividends on the common stock which may be issued upon exercise of a warrant.

     As soon as practicable after the occurrence of an Exercise Event which is a Warrant Change of Control, we will send to each holder of warrants and to each beneficial owner of the warrants, to the extent that the warrants are held of record by a depository or other agent, by first-class mail, at the addresses appearing on the warrant register, a notice of the Exercise Event. This notice will describe the Warrant Change of Control, its date of occurrence and the date of expiration of the right to exercise the warrants prominently on the face of the notice.

     Holders of warrant certificates may surrender them for exercise or exchange, and register the transfer of their warrant certificates, at our office or agency maintained for this purpose, which initially is the corporate trust office of the warrant agent in New York, New York. We issued the warrant certificates initially in global form and in registered form as definitive warrant certificates. We will impose no service charge for any exercise, exchange or registration of transfer of warrant certificates, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer.

NO RIGHTS AS STOCKHOLDERS

     Except as expressly described in the warrant agreement, the holders of unexercised warrants are not entitled, in this capacity, to receive dividends or other distributions, receive notice of any meeting of stockholders, consent to any action of stockholders or receive notice of any other stockholder proceedings, or to any other rights exercised by our stockholders.

DISTRIBUTION RIGHTS; ADJUSTMENT TO EXERCISE RATE; MERGER OR CONSOLIDATION

     The number of warrant shares issuable upon exercise of a warrant (the 'Exercise Rate') will be adjusted from time to time when specific events occur including:

      some dividends or distributions on shares of common stock payable in shares of common stock or some of our other capital stock;

      subdivisions, combinations or some reclassifications of shares of our common stock;

      the distribution to all holders of common stock of any of our assets (including cash), debt securities, preferred stock or any rights or warrants to purchase any of these securities other than ordinary cash dividends at a rate not exceeding that specified in the warrant agreement;

      our issuance of shares of common stock or of securities convertible into or exchangeable or exercisable for shares of common stock at a price below the then Current Market Value, other than issuances:

          (1) upon the exercise of the warrants as provided by the warrant agreement,

          (2) upon the conversion, exchange or exercise of any convertible, exchangeable or exercisable security as to which the issuance of the security has previously been the subject of any required adjustment as provided in the warrant agreement,

          (3) upon the conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding on May 18, 1999 (to the extent as provided under the terms of those securities as in effect on that date) and

          (4) of our 9.2% Series B Junior Cumulative Convertible Preferred Stock or upon conversions of this stock.

Notwithstanding the above, no adjustment in the Exercise Rate will be required upon the issuance, conversion, exchange or exercise of options to acquire shares of common stock by our officers, directors or employees; provided that the aggregate number of shares of common stock issued or issuable under those options shall not exceed 1% of our common stock on a fully diluted basis on May 18, 1999.

     If, in a single transaction or through a series of related transactions, we consolidate with or merge with or into any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties and assets to another person or group of affiliated persons or are a party to a merger or binding share exchange which reclassifies or changes our outstanding Common Stock (a 'Fundamental Transaction'), then, as a condition to consummating any of these transactions, the person formed by or surviving the consolidation or merger (if other than us) or the person to whom the transfer has been made (the 'Surviving Person') will enter into a supplemental warrant agreement. The supplemental warrant agreement will provide:

      that the holder of a warrant then outstanding is entitled to exercise it for the kind and amount of securities, cash or other assets which the holder could have received immediately after the Fundamental Transaction if the holder had exercised the warrant immediately before the effective date of the transaction (regardless of whether the warrants are then exercisable and without giving effect to the Cashless Exercise option), assuming (to the extent applicable) that the holder:

          (1) was not a constituent person or an affiliate of a constituent person to the transaction;

          (2) made no election with respect to the transaction; and

          (3) was treated alike with the plurality of non-electing holders; and

      that the Surviving Person will succeed to and be substituted for all of our rights and obligations in respect of the warrant agreement and the warrants.

     Notwithstanding the above, if we enter into a Fundamental Transaction with another person (other than one of our subsidiaries) and consideration is payable to holders of the shares of capital stock (or other securities or property) issuable or deliverable upon exercise of the warrants that are exercisable in exchange for their shares in connection with the Fundamental Transaction which consists solely of cash, then the holders of warrants shall be entitled to receive distributions on the date of the event on an equal basis with holders of those shares (or other securities issuable upon exercise of the warrants) as if the warrants had been exercised immediately before the event, less the Exercise Price for the warrants. Upon receipt of this payment, if any, the rights of a holder of a warrant shall terminate and cease and the holder's warrants shall expire.

     In the event of a taxable distribution to holders of shares of our common stock which results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, the holders of the warrants may, in some circumstances, be deemed under applicable law to have received a distribution subject to United States federal income tax as a dividend.

     We are not required to issue fractional shares of Common Stock upon exercise of warrants. We will pay a cash adjustment instead of fractional shares, except in limited circumstances.

     We may amend and modify some of the provisions of the warrant agreement. In addition, we and the warrant agent may amend and modify most provisions of the warrant agreement with the consent of the holders of the warrants representing a majority in number of warrants then outstanding.

CERTAIN COVENANTS

     We will file the reports which we are required to file under the Exchange Act and the rules, regulations and policies adopted by the Commission under this statute in a timely manner in accordance with the requirements of the Securities Act and the Exchange Act and, if at any time we are not required to file those reports, we will, upon the request of any holder or beneficial owner of warrants, make available whatever information is necessary to permit sales in accordance with Rule 144A under the Securities Act.

     We will also comply with all applicable laws, including the Securities Act and any applicable state securities laws, in connection with the offer and sale of Common Stock (and other securities and property deliverable) upon exercise of the warrants.

REGISTRATION RIGHTS

WARRANTS

     Shelf Registration. Under the warrant agreement, we agreed to file and use our best efforts to cause to be declared effective no later than October 15, 1999 a warrant shelf registration statement and to keep the registration statement effective until the earliest of:

      the time when all of the warrants have been sold under the registration statement;

      two years after its effective date; and

      the time when the warrants can be sold without restriction under the Securities Act.

This prospectus is a part of the warrant shelf registration statement.

     During any 365-day period, we may suspend the availability of the warrant shelf registration statement for up to three periods of up to 30 consecutive days, but no more than an aggregate of 60 days during any 365-day period (the 'Warrant Suspension Period'), if any event occurs as a result of which it is necessary, in the good faith determination of our board of directors, to amend the warrant shelf registration statement or amend or supplement any related prospectus or prospectus supplement, so that each of these documents does not include any untrue statement of fact or omit to state a material fact necessary to make the statements in these documents not misleading in light of the circumstances under which they were made.

     Piggy-Back Registration. Holders of warrants also have the right to include their warrants in any registration statement under the Securities Act that we file for our own account or for the account of any of our security holders covering the sale of our common equity securities (other than (a) a registration statement on Form S-4 or S-8 or (b) a registration statement filed in connection with an offer of securities solely to existing security holders) for sale on the same terms and conditions as our securities or the other selling security holders included in the registration statement (a 'Warrant Piggy-Back Registration'). In case of a Warrant Piggy-Back Registration, the number of warrants requested to be included will be subject to proportional reduction (based on the number of warrants requested to be included in the offering by all warrant holders) to the extent that we are advised by the managing underwriter, if any, for the offering that the total number or type of warrants and other securities proposed to be included by us or under the registration rights of other holders would materially and adversely affect the success of the offering. The provisions in the preceding section relating to the effect of a Warrant Suspension Period also apply to a Warrant Piggy-Back Registration.

     If we comply with all our obligations under the warrant agreement with respect to a Warrant Piggy-Back Registration relating to an underwritten public offering, all holders of warrants and warrant shares, if so requested by the lead managing underwriter with respect to the underwritten public offering (or any other underwritten offering for which registration rights are not available to holders of the warrants), will be required not to sell or otherwise dispose of any warrant or warrant shares they own for a period not to exceed 30 days prior to, or 90 days after, the completion of the underwritten public offering.

     Each holder of warrants that sells warrants using a registration statement, generally, will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to some of the civil liability provisions of the Securities Act related to the sales and will be bound by provisions of the warrant agreement which are applicable to the holder (including specific indemnification obligations).

     In addition, each holder of warrants will be required to deliver information to be used as part of a registration statement in order to have resales of its warrants covered by the registration statement.

WARRANT SHARES

     Shelf Registration. Under the warrant agreement, we agreed to file and use our best efforts to cause to be declared effective, on or before the Exercisability Date, a warrant shares shelf registration statement and to keep this registration statement effective until the earlier of (1) the time when all warrants have been exercised and (2) May 15, 2009. This prospectus is a part of the warrant shares shelf registration statement.

     During any 365-day period, we may suspend the availability of the warrant shares shelf registration statement for up to three periods of up to 30 consecutive days, but no more than an aggregate of 60 days during any 365-day period (the 'Warrant Shares Suspension Period'), if any event occurs, as a result of which it is necessary, in the good faith determination of our board of directors, to amend the warrant shares shelf registration statement or amend or supplement any related prospectus or prospectus supplement, so that each of those documents does not include any untrue statement of fact or omit to state a material fact necessary to make the statements in these documents not misleading in light of the circumstances under which they were made.

     Piggy-Back Registration. From and after the Exercisability Date, holders of warrants will also have the right to include warrant shares issuable upon exercise of their warrants in any registration statement under the Securities Act that we file for our own account or for the account of any of our security holders covering the sale of our common stock (other than (a) a registration statement on Form S-4 or S-8 or (b) a registration statement filed as part of an offer of securities solely to existing security holders) for sale on the same terms and conditions as our securities or the other selling security holders included in the registration statement (a 'Warrant Shares Piggy-Back Registration'). In case of a Warrant Shares Piggy-Back Registration, the number of Warrant Shares requested to be included in the offering will be subject to pro rata reduction (based on the number of warrants requested to be included in the offering by all warrant holders) to the extent that the Company is advised by the managing underwriter, if any, for the offering that the total number or type of warrant shares and other securities proposed to be included by us or under registration rights of other holders would materially and adversely affect the success of the offering. The provisions in the preceding section relating to the effect of a Warrant Shares Suspension Period also apply to a Warrant Shares Piggy-Back Registration.

     If we comply with all our obligations under the warrant agreement with respect to a Warrant Shares Piggy-Back Registration relating to an underwritten public offering, all holders of warrants and warrant shares, if so requested by the lead managing underwriter with respect to the underwritten public offering (or any other underwritten offering for which registration rights are not available to holders of the warrants), will be required not to sell or otherwise dispose of any warrant or warrant shares they own for a period not to exceed 30 days before, or 90 days after, the consummation of the underwritten public offering.

CERTAIN DEFINITIONS

     'Common Stock' is defined in the warrant agreement to include our common stock, par value $0.001 per share, and any other class or series of our common equity equivalent shares that we create.

     'Current Market Value' per share of our Common Stock or any other security at any date means:

          (1) if the security is not registered under the Exchange Act,

             (a) the value of the security, determined in good faith by our board of directors and certified in a board resolution, based on the most recently completed arms-length transaction between us and a Person other than one of our affiliates and the closing of which occurs on that date or shall have occurred within the six-month period preceding that date, or

             (b) if no transaction of the type described above shall have occurred on that date or within the six-month period, the fair market value of the security as determined by a nationally or regionally recognized independent financial expert (provided that, in the case of the calculation of Current Market Value for determining the cash value of fractional shares, any determination within six months that is, in the good faith judgment of our board of directors, a reasonable determination of value, may be utilized) or

          (2) if the security is registered under the Exchange Act,

             (a) the average of the daily closing sales prices of the securities for the 20 consecutive trading days immediately preceding that date, or

             (b) if the securities have been registered under the Exchange Act for less than 20 consecutive trading days before that date, then the average of the daily closing sales prices for all of the trading days before that date for which closing sales prices are available, in the case of each of (2)(a) and (2)(b), as certified to the warrant agent by our President, any Vice President or the Chief Financial Officer. The closing sales price for each of those trading days shall be:

           in the case of a security listed or admitted to trading on any United States national securities exchange or quotation system, the closing sales price, regular way, on that day or, if no sale takes place on that day, the average of the closing bid and asked prices on that day, in the case of a security not then listed or admitted to trading on any United States national securities exchange or quotation system, the last reported sale price on that day or, if no sale takes place on that day, the average of the closing bid and asked prices on that day, as reported by a reputable quotation source that we designate, in the case of a security not then listed or admitted to trading on any United States national securities exchange or quotation system and as to which no reported sale price or bid and asked prices are available, the average of the reported high bid and low asked prices on that day, as reported by a reputable quotation service, or a newspaper of general circulation in the Borough of Manhattan, City and State of New York, customarily published on each business day that we designate, or, if there shall be no bid and asked prices on that day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than 30 days before the date in question) for which prices have been so reported and if there are no bid and asked prices reported during the 30 days before the date in question, the Current Market Value shall be determined as if the securities were not registered under the Exchange Act.

     'Exercise Event' is defined in the warrant agreement to have occurred upon the earlier of (i) immediately before a Warrant Change of Control, or (ii) May 18, 2000.

     'Exercisability Date' means the date on which there shall have occurred an Exercise Event.

     'Issue Date' means May 18, 1999.

     'Person' is defined to mean any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of a government.

     'Warrant Change of Control' is defined to mean the occurrence of any of the following events:

          (a) any 'person' or 'group' (as these terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder (as defined in the indenture governing our 14 1/2% senior secured notes due 2009), is or becomes the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have a 'beneficial ownership' of all securities that the person has the right to acquire, whether the right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of our total Voting Stock (as defined in the 14 1/2% senior secured notes indenture); or

          (b) we consolidate with, or merge with or into another Person or convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any Person, or any Person consolidates with or merges with or into us, in any of the above-described transactions in which our outstanding Voting Stock is converted into or exchanged for cash, securities or other property, other than any of these transactions where

             (i) our outstanding Voting Stock is not converted into or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of our incorporation) or is converted into or exchanged for Voting Stock (other than Redeemable Capital Stock (as defined in the
        14 1/2% senior secured notes indenture) of the surviving or transferee corporation and cash, securities and other property (other than Capital Stock (as defined in the 14 1/2% senior secured notes indenture) of the surviving or transferee corporation) in an amount that we could pay as a Restricted Payment (as defined in the 14 1/2% senior secured notes indenture) and

             (ii) immediately after the transaction no 'person' or 'group' (as these terms are used in Section 13(d) and 14(d) of the Exchange Act) is the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have 'beneficial ownership' of all securities that the person has the right to acquire, whether this right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total outstanding Voting Stock of the surviving or transferee corporation;

          (c) during any consecutive two-year period, individuals who at the beginning of the period constituted the our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of the period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the our board of directors then in office; or

          (d) we are liquidated or dissolved or a special resolution is passed by our shareholders approving the plan of liquidation or dissolution other than in a transaction which complies with the 14 1/2% senior secured notes indenture.

                         BOOK ENTRY; DELIVERY AND FORM

     We issued the certificates representing the warrants in fully registered form.

     The warrants sold to 'qualified institutional buyers' ('QIBs') in reliance on Rule 144A are represented by one or more permanent global warrants (the 'Global Warrants') in definitive, fully registered form which were registered in the name of a nominee of the Depository Trust Company (the 'Depository') and were deposited with the warrant agent as custodian for the Depository for credit to the respective accounts of the purchasers (or to any other accounts as they may have directed) at the Depository.

     Warrants sold to institutional 'accredited investors' as defined in Rule 501(a)(1), (2), (3) and (7) under the Securities Act were delivered in certificated form only (the 'Certificated Warrants').

GLOBAL WARRANTS

     Upon issuance of a Global Warrant, the Depositary credits, on its internal system, the respective amounts of the individual beneficial interests in the Global Warrant to persons who have accounts with the Depositary ('Participants'). Ownership of beneficial interests in a Global Warrant will be shown on, and the transfer of these beneficial interests will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons other than Participants). Investors may hold their interests in a Global Warrant directly through the Depositary if they are Participants, or indirectly through organizations which are Participants.

     So long as the Depositary, or its nominee, is the registered owner or holder of a Global Warrant, the Depositary or the nominee, as the case may be, will be considered the sole owner and holder of the warrants represented by the Global Warrant for all purposes under the warrant agreement and the warrants. No beneficial owner of an interest in a Global Warrant will be able to transfer its interest except in accordance with the Depositary's procedures, in addition to those provided for under the warrant agreement.

     We will make payments and distributions in respect of the Global Warrants to the Depositary or its nominee, as the case may be. We and the warrant agent have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Warrants or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     We expect that the Depositary or its nominee, upon receipt of any payment of any dividends or other distributions in respect of a Global Warrant, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note or the number of warrants represented by the Global Warrant, as the case may be, as shown on the records of the Depositary or its nominee.

     We also expect that payments by Participants to owners of beneficial interests in the Global Warrant held through those Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for the customers. Those payments will be the responsibility of the Participants.

     Transfers between Participants in the Depositary will be effected in the ordinary way through the Depositary's same-day funds system in accordance with the Depositary's rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated warrant for any reason, including to sell warrants to persons in states which require physical delivery of the warrants or to pledge the warrants, the holder must transfer its interest in the Global Warrant in accordance with the normal procedures of the Depositary and with the procedures set forth in the warrant agreement.

     The Depositary has advised us that the Depositary will take any action permitted to be taken by a holder of warrants (including the presentation of warrants for exchange as described below) only at the direction of one or more Participants to whose account the Depositary interests in the applicable Global Warrants are credited and only in respect of the portion of the aggregate number of warrants as to which the Participant or Participants has or have given the direction. However, if there is an Event of Default under our 14 1/2% senior secured notes indenture, the Depositary will exchange the applicable Global Warrant for certified warrants which it will distribute to its Participants.

     The Depositary has advised us as follows: The Depositary is a limited purpose trust company organized under the laws of the State of New York, a 'banking organization' within the meaning of New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the Uniform Commercial Code and a 'clearing agency' registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

     Although the Depositary and its Participants have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Warrants among Participants, they are under no obligation to perform these procedures, and these procedures may be discontinued at any time. We and the warrant agent will have no responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED WARRANTS

     Warrants originally purchased by or transferred to institutional 'accredited investors' which were not QIBs within the meaning of Rule 144A were issued as Certificated Warrants. Upon transfer of Certificated Warrants to a QIB, these Certificated Warrants may be transferred to the Global Warrant upon delivery of appropriate certifications to the warrant agent.

     Owners of beneficial interests in the Global Warrants will be entitled to receive Certificated Warrants if the Depositary is at any time unwilling or unable to continue as, or ceases to be, a 'clearing agency' registered under
Section 17A of the Exchange Act, and we fail to appoint a successor to the Depositary registered as a 'clearing agency' under Section 17A of the Exchange Act within 90 days.

     Any Certificated Warrants issued in exchange for beneficial interests in the Global Warrants will be registered in the name or names that the Depositary shall instruct the warrant agent. It is expected that these instructions will be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in the Global Warrants.

REPLACEMENT, EXCHANGE AND TRANSFERS

     If any warrant at any time is mutilated, defaced, destroyed, stolen or lost, the warrant may be replaced at the cost of the applicant (including our legal fees and those of the warrant agent) at the office of the warrant agent, upon provision of evidence satisfactory to the warrant agent that the warrant was destroyed, stolen or lost, together with any indemnity that we and the warrant agent may require. Mutilated or defaced warrants must be surrendered before replacements will be issued.

     Any beneficial interest in one of the Global Warrants that is transferred to a person who takes delivery in the form of an interest in another Global Warrant will, upon transfer, cease to be an interest in the first Global Warrant and, accordingly, will after that time be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in the other Global Warrant for as long as it remains an interest in that Global Warrant.

     Certificated Warrants may be exchanged or transferred in whole or in part by surrendering the Certificated Warrants at the office of the warrant agent with a written instrument of transfer as provided in the warrant agreement. In addition, if the Certificated Warrants being exchanged or transferred contain a restrictive legend, additional certifications to the effect that the exchange or transfer is in compliance with the restrictions contained in the legend may be required.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes some of the United States federal income tax consequences that may be relevant to holders of the warrants who are United States Persons that hold their warrants as capital assets. The discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to holders of warrants. The discussion does not include special rules that may apply to some holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers whose functional currency is not the United States dollar, persons holding the warrants as part of a 'straddle,' 'hedge,' 'constructive sale' or 'conversion transaction' and investors who are not United States Persons) and does not address the tax consequences of the law of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, existing and proposed Treasury regulations under the Internal Revenue Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change and any change could affect the continuing validity of this discussion.

     As used in this prospectus, 'United States Person' means a beneficial owner of the warrants who or that (1) is a citizen or resident of the United States,
(2) is a corporation, partnership or other entity created or organized in or under the laws of the United States or political subdivision of the United States, (3) is an estate the income of which is subject to U.S. federal income taxation regardless of its source, (4) is a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. fiduciaries have authority to control all substantial decisions of the trust or (5) is otherwise subject to U.S. federal income tax on a net income basis in respect of the warrants.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE TAX TREATMENT MAY VARY DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING AND DISPOSING OF THE WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

THE WARRANTS

     A holder's initial tax basis in a warrant will be equal to the holder's purchase price for the warrant (or, in the case of an initial purchaser, an amount equal to the portion of the issue price of the unit allocable to the warrants). A holder generally will not recognize gain or loss upon a warrant's exercise for cash (except to the extent cash is received instead of fractional shares). Furthermore, a holder's tax basis in the common stock received upon the exercise of a warrant will equal the exercise price of the warrants plus the holder's tax basis in the warrant before its exercise. The holding period of common stock received upon a warrant's exercise will begin with and include the day the warrant was exercised.

     If a warrant is not exercised and is allowed to expire, the holder of the warrant will recognize a loss equal to the holder's tax basis in the warrant. The loss will be capital loss and will be long-term or short-term depending on the holder's holding period for the warrant.

     If a holder of warrants acquires shares of our common stock through a Cashless Exercise of warrants, the holder will recognize gain or loss equal to the excess of the fair market value of the warrants deemed surrendered to pay the exercise price over the holder's tax basis in the warrants. If a holder exercises a warrant with a combination of the payment of cash and through a Cashless Exercise, the transaction may be divided into the applicable number of parts with each part treated as described above.

     Holders of warrants will recognize capital gain or loss on the sale or taxable exchange of the warrants in an amount equal to the difference between the amount of cash or property received and the holder's tax basis in the warrants. The capital gain or loss will be long-term capital gain or loss if the holder has held the warrants for longer than one year. Net capital gains of individuals are subject to tax at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

     The number of shares of common stock receivable upon the exercise of a warrant is subject to adjustment under some circumstances. Under Section 305 of the Internal Revenue Code and the Treasury Regulations under the Internal Revenue Code, holders of the warrants will be treated as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends-received deduction in the case of corporate shareholders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, specific adjustments in the number of shares of our common stock receivable upon the exercise of a warrant that may occur increase the proportionate interest of a holder of a warrant in our fully diluted common stock, whether or not the holders ever exercise the warrant. Generally, a holder's tax basis in a warrant will be increased by the amount of any constructive dividend.

BACKUP WITHHOLDING

     Under some circumstances, the failure of a holder of warrants to provide sufficient information to establish that the holder is exempt from the backup withholding provisions of the Internal Revenue Code will subject the holder to backup withholding at a rate of 31 percent on the proceeds from a disposition of the warrants. In general, backup withholding applies if a noncorporate holder fails to furnish a correct taxpayer identification number, fails to report dividend and interest income in full, or fails to certify that the holder has provided a correct taxpayer identification number and that the holder is not subject to withholding. An individual's taxpayer identification number is the individual's Social Security number. Any amount withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the Internal Revenue Service.

     THE ABOVE SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF WARRANTS IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. EACH HOLDER OF WARRANTS SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO THE HOLDER OF THE OWNERSHIP AND DISPOSITION OF THE WARRANTS INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OR SUBSEQUENT REVISIONS OF THESE TAX LAWS.

                              RECENT DEVELOPMENTS

SALE OF 9.2% SERIES B JUNIOR CUMULATIVE CONVERTIBLE PREFERRED STOCK

     On October 13, 1999, we sold 650,000 shares of our 9.2% Series B Junior Cumulative Convertible Preferred Stock to the Apollo Investors for net proceeds to us of approximately $63 million.

COMMON STOCK OFFERING

     On September 29, 1999, we issued 3,000,000 shares of common stock in an underwritten public offering and on October 6, 1999, we issued an additional 450,000 shares of common stock in connection with the exercise of an over-allotment option granted to the underwriters of this offering. These sales raised approximately $78 million in net proceeds.

CONVERTIBLE SUBORDINATED NOTES DUE 2009

     On September 29, 1999, we issued $125 million aggregate principal amount of our 8 3/4% Convertible Subordinated Notes due 2009 in an underwritten public offering and on October 6, 1999, we issued an additional $18.75 million aggregate principal amount of these notes in connection with the exercise of an over-allotment option granted to the underwriters of this offering. These sales raised approximately $137 million in net proceeds.

     The convertible subordinated notes are unsecured obligations, will mature on September 29, 2009 and are subordinated to our existing and future senior indebtedness. The convertible subordinated notes bear interest at the rate of 8 3/4% per annum on the principal amount, payable semi-annually on March 29 and September 29 of each year, commencing on March 29, 2000, to holders of record at the close of business on March 14 or September 14 (whether or not a business day) immediately preceding each interest payment date. We currently expect to fund interest payments through proceeds from the issuance of common stock.

     The convertible subordinated notes are convertible at any time prior to their stated maturity into shares of our common stock at a conversion rate of
35.134 shares per $1,000 principal amount (equivalent to a conversion price of $28.4625 per share of common stock), subject to adjustment upon the occurrence of certain events.

     There is no sinking fund for the convertible subordinated notes. We may not redeem the convertible subordinated notes at our option prior to September 29, 2002. On and after that date, we may redeem the convertible subordinated notes, in whole or in part, on not less than 30 days' notice at specified redemption prices, beginning at 106.125% of their principal amount during the 12-month period commencing September 29, 2002 and at declining percentages of their principal amount thereafter. We may exercise this option to redeem these notes only if the last reported sale price for our common stock is at least 150% of the conversion price for at least 20 trading days within a period of 30 consecutive days ending within five trading days of the call for redemption.

     In the event of a change in control (as defined in the first supplemental indenture relating to the convertible subordinated notes), we will be required to offer to purchase all the convertible subordinated notes for cash at a price of 100% of the principal amount of each holder's notes.

     The indenture and the first supplemental indenture for the convertible subordinated notes include customary covenants, events of default and other provisions (including provisions for amendment, modification and discharge of our obligations).

     U.S. Trust Company of Texas, N.A. is the trustee under the indenture and the first supplemental indenture for the convertible subordinated notes.

FORD AGREEMENT AMENDMENT

     On September 23, 1999, we and Ford amended our agreement to extend the term by one year and to enter into a cooperative advertising arrangement. As part of the cooperative advertising arrangement, we have agreed to reimburse Ford for portions of its direct, out-of-pocket, costs of advertising or media that promote or mention CD Radio in association with Ford vehicles. Our obligation to reimburse Ford for this cooperative advertising is limited to $3 million per year during our first five years of commercial operations. In connection with this amendment, Ford placed an order for up to $20 million of the common stock being sold in the September common stock offering.

THE UNIT OFFERING

     On May 18, 1999, we issued 200,000 units, each consisting of $1,000 principal amount of our 14 1/2% senior secured notes due 2009 and three warrants. The 14 1/2% senior secured notes and the warrants traded together as a unit until August 16, 1999.

     The senior secured notes will mature on May 15, 2009 and are secured by a first priority perfected security interest in all the issued and outstanding stock of Satellite CD Radio, Inc., our wholly owned subsidiary (the 'Pledged Stock'), which pledge ranks equally with the pledge of the stock to secure our obligations in respect of our 15% senior secured discount notes due 2009. In addition, at the time we issued the senior secured notes, we applied approximately $79.3 million of the net proceeds to purchase, and we pledged to the trustee for the senior secured notes in escrow for the benefit of the holders of these notes, a portfolio of U.S. government securities in an amount sufficient to pay the first six payments of interest on these notes. We will pay interest on our senior secured notes on May 15 and November 15 of each year, commencing November 15, 1999, at a rate of 14 1/2% per annum until May 15, 2009. The indenture governing the senior secured notes (the 'senior secured notes indenture') does not provide for a sinking fund.

     Except as described below, the senior secured notes are not redeemable before May 15, 2004. After that date, the senior secured notes are redeemable, in whole or in part, at our option, at the redemption prices described in the senior secured notes indenture, plus accrued interest to the applicable redemption date. Specifically, if redeemed during the 12-month period beginning on May 15 of the years shown below, the redemption price will be that amount, expressed as a percentage of the principal amount of the senior secured notes, shown below:

                                                           REDEMPTION
YEAR                                                         PRICE
----                                                         -----
2004.....................................................  107.250%
2005.....................................................  104.833%
2006.....................................................  102.417%
2007 and thereafter......................................  100.000%

     In addition, at any time or from time to time before May 15, 2002, we are entitled to redeem up to 35% of the principal amount of the senior secured notes with the net proceeds of one or more offerings of our equity securities at a redemption price (expressed as a percentage of principal amount on the redemption date) of 114.50% plus accrued interest to the redemption date.

     If there is a Change of Control (as defined in the senior secured notes indenture) or asset sales in specific circumstances, we will be required by the terms of the senior secured notes indenture to make an offer to purchase the outstanding senior secured notes at a purchase price equal to 101% of the principal amount of the senior secured notes, plus accrued interest to the date of purchase.

     The indebtedness evidenced by the senior secured notes ranks equally in right of payment with all of our other existing and future unsubordinated indebtedness and senior in right of payment to all of our existing and future obligations expressly subordinated in right of payment to the senior secured notes.

     The senior secured notes indenture contains a number of covenants restricting our operations and the operations of our subsidiaries, including those restricting the incurrence of indebtedness; the making of restricted payments (in the form of the declaration or payment of some kinds of dividends or distributions, the purchase, redemption or other acquisition of any of our capital stock, the voluntary prepayment of equal or subordinated indebtedness and the making of some kinds of investments, loans and advances); transactions with affiliates; the issuance of liens; sale-leaseback transactions; the transfer of assets; issuances and sales of capital stock of subsidiaries; the issuance of guarantees by subsidiaries; dividend and other payment restrictions affecting subsidiaries; and consolidation, merger or sale of substantially all of our assets.

     The events of default under the senior secured notes indenture include provisions that are typical of senior debt financings, including a cross-acceleration to a default by CD Radio or any material subsidiary on any indebtedness that has an aggregate principal amount in excess of $10 million. Upon the occurrence of an event of default, the trustee or the holders of not less than 25% in principal amount at maturity of the outstanding senior secured notes may immediately accelerate the maturity of all the senior secured notes as provided in the senior secured notes indenture.

FORD WARRANT

     On June 15, 1999, we issued a warrant to Ford which entitles Ford to purchase 4,000,000 shares of our common stock at a purchase price of $30 per share.

     Under this warrant agreement, Ford's right to exercise this warrant vests as follows:

      with respect to 1,000,000 shares of common stock, on the date that Ford has manufactured 500,000 new vehicles containing CD Radio receivers ('Ford Enabled Vehicles');

      with respect to an additional 500,000 shares of common stock, on the date that Ford has manufactured an aggregate of 1,000,000 Ford Enabled Vehicles;

      with respect to an additional 500,000 shares of common stock, on the date that Ford has manufactured an aggregate of 2,000,000 Ford Enabled Vehicles;

      with respect to an additional 1,000,000 shares of common stock, on the date that Ford has manufactured an aggregate of 3,000,000 Ford Enabled Vehicles; and

      with respect to an additional 1,000,000 shares of common stock, on the date that Ford has manufactured an aggregate of 4,000,000 Ford Enabled Vehicles.

     The number of shares of common stock to be issued under this warrant will be adjusted in some cases if we issue stock dividends, combine stock, reorganize or reclassify capital stock, merge, sell all of our assets and in some other events. This warrant will expire on the earlier of June 11, 2009 and the date of termination or expiration of the agreement, dated June 11, 1999, between us and Ford.

     We are required to give Ford notice of adjustments in the number of shares issuable under this warrant and of extraordinary corporate events. If we issue shares of common stock in an underwritten public offering, we must also notify Ford and offer to issue to Ford, for cash at an equal price, the number of shares of common stock required so that Ford will have the same percentage of the total number of shares of our common stock issued and outstanding immediately prior to the offering as after giving effect to the offering. Ford, however, must exercise this preemptive purchase right within five days after receiving notice from us and must purchase its common shares simultaneous with the closing of the offering.

                            SELLING WARRANT HOLDERS

     We originally issued and sold the warrants in a private placement to the initial purchasers on May 18, 1999 as part of the units offering.

     We must supplement this prospectus with the names and beneficial ownership positions of any selling warrant holders before those warrant holders may use this prospectus in connection with an offering of the warrants. We will also supplement the prospectus to disclose whether any warrant holder selling in connection with the prospectus supplement has held a position or office with, been employed by or otherwise has had a sustained relationship with us or any of our affiliates during the three years before the date of the prospectus supplement.

                              PLAN OF DISTRIBUTION

     We have registered the warrants for offer and sale by the selling warrant holders so that the warrants will be freely tradeable. The warrants may be sold from time to time to purchasers directly by the selling warrant holders. Alternatively, the selling warrant holders may offer the warrants to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling warrant holders or the purchasers of the warrants. The selling warrant holders and any underwriters, broker-dealers or agents that participate in the distribution of the warrants may be deemed to be 'underwriters' within the meaning of the Securities Act and any profit on the sale of warrants by them and any discounts, commissions, concessions or other compensation received by any of them may be deemed to be underwriting discounts or commissions under the Securities Act. To the extent the selling warrant holders may be deemed to be underwriters, they may be subject to statutory liabilities, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The selling warrant holders may offer and sell, from time to time, some or all of the warrants covered by this prospectus in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling warrant holders or by agreement between the selling warrant holders and underwriters and dealers who may receive fees or commissions in connection with the offering of the warrants. The selling warrant holders may sell the warrants by a variety of methods, including the following (which may involve block transactions):

      purchases by a broker or dealer as principal and resale by the broker or dealer for its account using this prospectus,

      ordinary brokerage transactions and transactions in which the broker solicits purchasers,

      an exchange distribution in accordance with the rules of the exchange,

      face-to-face transactions between sellers and purchasers without a broker-dealer, or through the writing of options.

     If required, at the time a particular offering of warrants is made, a prospectus supplement will be distributed which will show the aggregate amount of warrants being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling warrant holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     We do not intend to apply for listing of the warrants on any securities exchange or for authorization for quotation of the warrants on any quotation system.

     To the best of our knowledge, there are currently no plans, arrangements or understandings between any selling warrant holders and any underwriter, broker, dealer or agent regarding the sale of the warrants by the selling warrant holders. We cannot assure you that any selling warrant holders will sell any or all of the warrants it offers with this prospectus or that the selling warrant holders will not transfer, devise or gift the warrants by other means not described in this prospectus.

     The selling warrant holders and any other person participating in the distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M which may limit the timing of purchases and sales of the warrants and warrant shares by the selling warrant holders and those other persons. Furthermore, Regulation M, under the Exchange Act may restrict the ability of any person engaged in the distribution of the warrants and warrant shares to engage in market-making activities with respect to the particular warrants and warrant shares being distributed for a period of up to five business days before the commencement of the distribution. All of the foregoing may affect the marketability of the warrants and warrant shares and the ability of any person or entity to engage in market-making activities with respect to the warrants and warrant shares.

     In accordance with the warrant agreement, we have agreed to indemnify the selling warrant holders and the selling warrant holders have agreed to indemnify us against specific liabilities, including some liabilities under the Securities Act.

     We will pay substantially all of the expenses incidental to the registration, offering and sale of the warrants to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

     To comply with the securities laws of some jurisdictions, if applicable, the warrants may be offered or sold in those jurisdiction only through registered or licensed brokers or dealers. In addition, in some jurisdictions the warrants may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or an exemption from registration or qualification is available.

                                 LEGAL MATTERS

     Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, has passed upon specific legal matters with respect to the warrants. Certain regulatory matters arising under the Communications Act are being passed upon by Wiley, Rein & Fielding, Washington, D.C.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, and for the period from May 17, 1990 (date of inception) to December 31, 1998, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern, as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

             WHERE YOU CAN OBTAIN ADDITIONAL AVAILABLE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy the materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in Chicago, Illinois and New York, New York. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the Commission are also available to the public at the Commission's Internet site at http://www.sec.gov.

                           INCORPORATION BY REFERENCE

     The Commission allows us to 'incorporate by reference' in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information that we file later with the Commission will automatically update and supersede the information included in and incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we terminate the offering to which this prospectus relates.

          1. Our Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Commission on March 31, 1999, as amended by the amendment to it on Form 10-K/A filed with the Commission on April 30, 1999.

          2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999 and June 30, 1999.

          3. Our Current Reports on Form 8-K filed on February 4, 1999, April 9, 1999, April 16, 1999, May 3, 1999, May 25, 1999, June 15, 1999,
             September 27, 1999, October 1, 1999 and October 13, 1999.

     We have filed each of these documents with the Commission and they are available from the Commission's Internet site and public reference rooms described under 'Where You Can Obtain Additional Available Information' in this prospectus. You may also request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                              Patrick L. Donnelly
              Senior Vice President, General Counsel and Secretary
                                 CD Radio Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 584-5100

________________________________________________________________________________

                                     [Logo]

                   600,000 WARRANTS TO PURCHASE COMMON STOCK

                        2,275,200 SHARES OF COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of CD Radio since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.

                                October 14, 1999

________________________________________________________________________________